

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

VIA U.S. MAIL

Troy Lowrie
Chairman and Chief Executive Officer
VCG Holding Corp.
390 Union Boulevard, Suite 540
Lakewood, CO 80228

> **Re: VCG Holding Corp.**
> **Amendment No. 2 to Schedule 13E-3**
> **File No. 005-79041**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-32208**
> **Filed March 8, 2011**

Dear Mr. Lowrie:

      We have completed our review of the above-referenced filings and have no further comments at this time.

      Sincerely,

      Max A. Webb
      Assistant Director

cc: Via facsimile (303) 223-8032
      Rikard D. Lundberg
      Brownstein Hyatt Farber Schreck, LLP